[redacted]

08030009

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 38631

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Gardner Financial Services, Inc.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8421 Wayzata Boulevard #350
(No. and Street)

Minneapolis (City) MN (State) 55426 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Larry O. Bumgardner, President 952-935-4601
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

PROCESSED
MAR 21 2008
THOMSON FINANCIAL

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Lewis, Kisch & Associates, Ltd.
(Name – *if individual, state last, first, middle name*)

1303 South Frontage Road, Hastings, MN 55033
(Address) (City) (State) (Zip Code)

SEC
Mail Processing
Section
FEB 19 2008
Washington, DC
104

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Larry O. Bumgardner, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Gardner Financial Services, Inc., as of December 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

LIZABETH J. LUNDIN
Notary Public
Minnesota
My Commission Expires January 31, 2010

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GARDNER FINANCIAL SERVICES, INC.

AUDITED FINANCIAL STATEMENTS WITH
SUPPORTING DATA REQUIRED BY THE SEC

DECEMBER 31, 2007 AND 2006

TABLE OF CONTENTS

Lewis, Kisch & Associates, Ltd.
CERTIFIED PUBLIC ACCOUNTANTS
1303 South Frontage Road, Suite 3
Hastings, Minnesota 55033

INDEPENDENT AUDITOR'S REPORT

James V. Lewis, C.P.A.
Carol J. Sailer, C.P.A.
Thomas A. Madsen, C.P.A.

Telephone: (651) 437-3356
FAX: (651) 437-3808
email: admin@lewiskisch.com

Of Counsel
John T. Kisch, C.P.A.

Stockholders
Gardner Financial Services, Inc.

We have audited the accompanying statements of financial condition of Gardner Financial Services, Inc. (an S corporation) as of December 31, 2007 and 2006, and the related statements of income, changes in stockholders' equity, and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Gardner Financial Services, Inc. at December 31, 2007 and 2006, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplementary schedules following the notes to financial statements is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Respectfully submitted,

LEWIS, KISCH & ASSOCIATES, LTD.

January 19, 2008

STATEMENTS OF FINANCIAL CONDITION

DECEMBER 31, 2007 AND 2006

	2007	2006
ASSETS		
Current Assets		
Cash and Equivalents	$ 58 613	$ 46 538
Cash on Deposit with Clearing Organization	10 000	10 000
Commissions Receivable	74 291	55 259
Total Current Assets	142 904	111 797
Other		
Investments	203 829	188 703
Other Assets	2 967	1 195
Total Other Assets	206 796	189 898
Total Assets	349 700	301 695
LIABILITIES		
Current		
Commissions Payable	59 630	45 580
Accounts and Accruals Payable	67 171	53 731
Total Current Liabilities	126 801	99 311
STOCKHOLDERS' EQUITY		
Common Stock, $.01 Par Value, Authorized 1,000,000 Shares; Issued and Outstanding 540,000 Shares	5 400	5 400
Additional Paid-In Capital	54 088	54 088
Retained Earnings	163 411	142 896
Total Stockholders' Equity	222 899	202 384
Total Liabilities and Stockholders' Equity	349 700	301 695

See accompanying notes to financial statements.

STATEMENTS OF INCOME

YEARS ENDED DECEMBER 31, 2007 AND 2006

	2007	2006
Revenue		
Commissions	$1 706 285	$1 420 753
Other	17 480	33 604
Total Revenue	1 723 765	1 454 357
Expenses		
Payroll and Related Taxes	155 981	151 335
Advertising and Promotion	6 382	7 478
Commissions Expense	1 302 795	1 114 860
License and Registration Fees	300	300
Office Expense	21 237	13 640
Leasing and Vehicle Expense	10 888	11 032
Meals and Entertainment	558	893
Professional Fees	37 777	16 355
Recruiting	704	20
Office Rent	28 811	22 904
Telephone	8 443	6 699
Travel, Training and Conferences	88	4 166
Insurance, Equipment and Other	26 186	21 902
Total Expenses	1 600 150	1 371 584
Net Income	123 615	82 773

See accompanying notes to financial statements.

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

YEARS ENDED DECEMBER 31, 2007 AND 2006

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total
Balance, December 31, 2005	$5 400	$54 088	$ 86 223	$145 711
Net Income for the Year			82 773	82 773
Shareholder Draws			(26 100)	(26 100)
Balance, December 31, 2006	5 400	54 088	142 896	202 384
Net Income for the Year			123 615	123 615
Shareholder Draws			(103 100)	(103 100)
Balance, December 31, 2007	5 400	54 088	163 411	222 899

See accompanying notes to financial statements.

STATEMENTS OF CASH FLOWS

YEARS ENDED DECEMBER 31, 2007 AND 2006

	2007	2006
Cash Flows from (to) Operating Activities		
Net Income	$123 615	$82 773
Adjustments to Reconcile Net Income to Net Cash from Operating Activities:		
Unrealized Securities (Gains)	(15 126)	(33 604)
(Increase) Decrease in Receivables	(19 032)	1 435
(Increase) Decrease in Other Assets	(1 772)	(858)
Increase (Decrease) in Commissions Payable.	14 050	(3 656)
Increase (Decrease) in Accounts and Accruals Payable	13 440	1 035
Net Cash from Operating Activities	115 175	47 125
Cash Flows (to) Financing Activities		
Distributions	(103 100)	(26 100)
Net Increase in Cash and Equivalents	12 075	21 025
Cash and Equivalents, Beginning of Year	46 538	25 513
Cash and Equivalents, End of Year	58 613	46 538

See accompanying notes to financial statements.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2007 AND 2006

1. **Nature of the Company**

Gardner Financial Services, Inc. (the Company) is a registered securities broker/dealer that maintains its headquarters and trading office in Minneapolis, Minnesota. The Company sells primarily mutual funds and other securities and insurance products through a network of independent registered representatives and insurance agents who maintain their own offices.

The Company was incorporated May 11, 1987, under the laws of the State of Minnesota. As a securities broker/dealer, the Company is subject to the regulations of the Securities and Exchange Commission (SEC) and the Financial Industry Regulatory Authority (FINRA). In addition, the Company is subject to the various securities and insurance regulations of states in which it does business. The Company is also required to supervise its registered representatives and insurance agents. The Company is also required to supervise those registered representatives who are Registered Investment Advisors or associate advisors.

RBC Dain Correspondent Services, a division of RBC Dain Rauscher, Inc., maintains all stock and bond customer accounts for the Company's securities customers, and a portion of the mutual fund accounts. Other customer mutual fund partnership and annuity accounts are maintained by the individual sponsoring companies.

2. **Summary of Significant Accounting Policies**

Accounting Method – The Company's financial statements are prepared using the accrual method of accounting. Receivables and payables from securities transactions are recorded on a settlement day basis, based on documentation received from the clearing entity and processed by the firm.

Concentration of Credit Risk – Customers' securities transactions may result in credit risk if customers are unable to fulfill their contracted trade settlement obligations. Should customers be unable to satisfy their obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill the customers' settlement obligations. The Company bears this risk of loss associated with transactions executed but not settled.

Accounting Estimates – Management uses estimates and assumptions in preparing its financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual financial results could differ from those estimates.

Cash and Equivalents and Related Risk – The Company considers all highly liquid debt instruments purchased with a maturity of less than three months to be cash equivalents. Cash balances on deposit may exceed insured limits.

Commissions Receivable – Amounts are based on negotiated rates for various types of investment activities. Because of this arrangement, no allowance for doubtful accounts is necessary.

Equipment – The Company owns office equipment with an original cost of approximately $40,000. This equipment is fully depreciated for financial statement purposes and there is no current depreciation expense. Replacement equipment is generally expensed in the year of purchase.

Income Tax – The Company is organized as an S corporation, and therefore the Company's taxable income or loss is reported on the individual income tax returns of the Company's stockholders. The Company does not pay any income tax.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2007 AND 2006

3. Rule 15c3-3 Exemption

The Company is exempt from Securities and Exchange Commission Rule 15c3-3 under Section (K)(2)(i) and therefore is not required to make the periodic computations for determination of reserve requirements. In addition, information relating to the possession and control requirements is not required.

4. Operating Leases

The Company leases office space under a five year lease that began June, 2007. The gross annual rental for the year ended December 31, 2007 was $28,811 and $22,904 for 2006. The monthly lease expense will be $2,640 thereafter.

The Company leases two vehicles. The lease expense for the years ended December 31, 2007 and 2006 was $10,888 and $11,032, respectively. The lease expense for 2008 and thereafter will be approximately $12,000.

5. Net Capital Requirement

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule 15c3-1 which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2007, the Company had net capital of $182,611, which was $132,611 in excess of its required net capital of $50,000. The ratio of aggregate indebtedness to net capital at December 31, 2007, was . 69 to 1. At December 31, 2006, the Company had net capital of $170,459, which was $120,459 in excess of its required net capital of $50,000. The ratio of aggregate indebtedness to net capital at December 31, 2006, was .58 to 1.

6. Investments

The Company owns a portfolio of investments as follows:

	2007	2006
Mutual Fund Investments at Fair Market Value	$200 864	$188 426
Money Market Account	2 965	277
Total	203 829	188 703

Annual gain and loss is recorded as part of other income. The Company had realized and unrealized gains and reinvested dividends of $17,400 for the year ended December 31, 2007. The Company had realized and unrealized gains and reinvested dividends of $33,600 for the year ended December 31, 2006.

SUPPLEMENTARY SCHEDULES

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

YEAR ENDED DECEMBER 31, 2007

1.	Total Ownership Equity		$222 899
2.	Deduct Ownership Equity Not Allowable for Net Capital		
3.	Total Ownership Equity Qualified for Net Capital		222 899
4.	Add:		
	A. Liabilities Subordinated to Claims of General Creditors Allowable in Computation of Net Capital		
	B. Other (Deductions) or Allowable Credits		
5.	Total Capital and Allowable Subordinated Liabilities		222 899
6.	Deductions and/or Changes:		
	A. Total Non-Allowable Assets from Balance Sheet	$ 9 951	
	B. Secured Demand Note Deficiency		
	C. Commodity Futures Contracts and Spot Commodities Proprietary Capital Changes		
	D. Other Deductions and Charges		
	E. Total Deductions and Charges		9 951
7.	Other Additions and/or Allowable Credits		
8.	Net Capital Before Haircuts on Securities Positions		212 948
9.	Haircuts on Securities:		
	A. Contractual Securities Commitments		
	B. Subordinated Securities Borrowings		
	C. Trading and Investment Securities		
	1. Exempted Securities		
	2. Debt Securities		
	3. Options		
	4. Other Securities		30 337
	D. Undue Concentration		
	E. Other Concentration		
10.	Net Capital		182 611
	Computation of Aggregate Indebtedness:		
	Total Aggregate Indebtedness Liabilities from Balance Sheet	126 801	
	Total Aggregate Indebtedness	126 801	
	Computation of Basic Net Capital Requirement:		
	Capital Requirements:		
	$50,000 or 6⅔% of Aggregate Indebtedness, Whichever is Greater		50 000
	Net Capital in Excess of Requirements		132 611
	Net Capital as Above		182 611
	Excess Net Capital at 1000% (Net Capital Less 10% of Aggregate Indebtedness)		169 931
	Ratio: Aggregate Indebtedness to Net Capital		.69 to 1

COMPUTATION FOR RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION

YEAR ENDED DECEMBER 31, 2007

Statement Pursuant to Paragraph (d)(4) of Rule 17a-5

There were no material differences between net capital as computed herein and the amount in the corresponding computation prepared by Gardner Financial Services, Inc. and included in the Company's unaudited Part IIA FOCUS Report filing as of December 31, 2007.

Computations for Rule 15c3-3 of the Securities and Exchange Commission as of December 31, 2007.

The Company does not carry customer securities accounts. Therefore, the calculation of the reserve requirement and the information relating to the possession or control requirements under Rule 15c3-3 is not applicable.

Information relating to the possession or control requirements under Rule 15c3-3 of the Securities and Exchange Commission as of December 31, 2007.

1. Customers' fully paid securities and excess margin securities not in the respondent's possession or control as of December 31, 2007 (for which instructions to reduce to possession or control had been issued as of December 31, 2007) but for which the required action was not taken by respondent within the time frames specified under Rule 15c3-3:

   Not Applicable

2. Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of December 31, 2007 excluding items arising from temporary lags which result from normal business operations as permitted under Rule 15c3-3:

   Not Applicable

END